Exhibit (a)(5)(G)

All Employees:

Most of you have probably noticed that our stock price has recently fallen well below Lone Star’s tender offer price of $15.10. Much of the speculation in the media — and it is just that, speculation — is that the market fears the proposed transaction could fall apart or be renegotiated at a lower price. We want to take this opportunity to set the record straight with you by answering some of the rumors that we have been hearing.

Rumor #1: Required state regulatory approvals will prevent the transaction from closing.

Response: We are proceeding at full speed to close the transaction with Lone Star. Our primary task is obtaining the state regulatory approvals required to close the tender offer. The merger agreement with Lone Star requires that we obtain approval from states representing 95% of our 2006 production volume in order to close the transaction. We anticipated from the outset, and the tender offer materials reflect, that this process would not be completed by the original tender offer deadline, and that the tender offer would be extended. Under the merger agreement, extensions of the tender offer cannot exceed 10 business days, and one or more additional extensions may be necessary. However, we do not expect that regulatory approvals will prevent the transaction from closing.

Rumor #2: The announcement on July 17 that the tender offer was extended and that only about 21% of the outstanding shares had been tendered is an indication the transaction may not close.

Response: An extension of the tender offer was fully expected by us and Lone Star because of the timing of the state regulatory approval process, and is not indicative of any problems with the tender offer. The 21% number was the most recent information Lone Star had at the time they finalized their announcement of the extension of the original tender offer period. Subsequent to this announcement and prior to the start of the extension of the tender offer, the shares tendered went higher, but this was not announced. Also, we understand that many shareholders, especially large, institutional holders, don’t tender shares until the last day of a tender offer period. Since Lone Star made the extension announcement the morning of the last day of the original tender offer period, we believe that shareholders who were planning on tendering that day delayed tendering in light of the extension. As of the close of business on July 27, 2007, approximately 32.68% of the outstanding shares had been tendered. In summary, all is going as planned. While there is no “guarantee” the transaction will close, we are right where we anticipated we would be and are looking to the future with Lone Star.

Rumor #3: The recent decline in our stock price is based on a perception that Lone Star does not want to go through with the transaction.

Response: The merger agreement with Lone Star was negotiated and signed during a period of significant industry turmoil, and, at the time the agreement was signed, there was no reason to expect that the problems of the industry were likely to disappear in the near future. The agreement contains carefully negotiated provisions about the circumstances under which we or Lone Star may decide not to proceed with the transaction without breaching the agreement. We are not aware that Lone Star has indicated any intent not to proceed with the transaction, and we are not aware of any basis on which they might do so without breaching the merger agreement. Many mortgage stock prices, not only ours, seem to have been negatively affected due to recent negative news in the non-prime industry, including the trouble with non-prime hedge funds, ratings downgrades of mortgage-backed securities by Moody’s and Standard & Poor’s, etc.

We hope that this information is helpful to you. As always, we will continue to keep you apprised of continuing developments regarding the Lone Star transaction. We appreciate your dedication and loyalty, and look forward to a new beginning with Lone Star.

Jim, Joe, Stu and Jeff